COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)
Madison, Wisconsin

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm
As of and for the Year Ended March 31, 2022

COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Board of Directors of
Coordinated Capital Securities, Inc.
Madison, Wisconsin

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Coordinated Capital Securities, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which Coordinated Capital Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Coordinated Capital Securities, Inc. stated that Coordinated Capital Securities, Inc. met the identified exemption provisions throughout the year ended March 31, 2022 without exception. Coordinated Capital Securities, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coordinated Capital Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

Milwaukee, Wisconsin
May 26, 2022



COORDINATED
CAPITAL
SECURITIES, INC.

April 12, 2022

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

To Whom It May Concern,

Coordinated Capital Securities, Inc. claims exemption from SEA Rule 15c3-3 under paragraph (k)(2)(ii) for the period of April 1, 2021 through March 31, 2022 because we do not hold customer funds or safe keep securities. Paragraph (k)(2)(ii) states that the Firm clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker dealer and promptly transmit all customer funds and securities to the clearing broker dealer. The clearing broker dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by the clearing broker dealer. Coordinated Capital Securities, Inc. met the exemption provisions under SEA Rule 15c3-3 paragraph (k)(2)(ii) for the period of April 1, 2021 through March 31, 2022, without exemption.

Sincerely,

Mari J. Buechner
President

o: 608.221.4545 f: 608.221.3015 e: info@ccsmadison.com w: ccsmadison.com a: 704 River Place, Madison WI 53716